SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Freeport-McMoRan Inc.
(Name of Issuer)

common stock, par value $0.10 per share
(Title of Class of Securities)

35671D857
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
High River Limited Partnership

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.76%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Hopper Investments LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.76%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Barberry Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
20,000,001 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20,000,001 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.76%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
32,513,628 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
32,513,628 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,513,628 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Offshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
32,513,628 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
32,513,628 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,513,628 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.86%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Partners LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
47,486,371 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
47,486,371 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,486,371 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               4.18%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Onshore LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
47,486,371 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
47,486,371 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
47,486,371 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.18%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Capital LP

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,999,999 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.04%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
IPH GP LLC

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,999,999 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.04%

14            TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,999,999 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.04%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,999,999 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.04%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
79,999,999 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
79,999,999 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.04%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 35671D857

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
100,000,000 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
100,000,000 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
100,000,000 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.80%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1.  Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of common stock, par value $0.10 per share ("Shares"), issued by Freeport-McMoRan Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on August 27, 2015 (collectively, the "Schedule 13D"), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 100,000,000 Shares (including Shares underlying forward contracts). Of such Shares, 7,596,637 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $115.9 million. Of the remaining Shares: (i) 35,319,115 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts with respect to such number of Shares at a forward price of $17.00 per share (the "$17.00 Forwards"), for an aggregate forward price of approximately $600.4 million, plus a financing charge; (ii) 39,766,690 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts with respect to such number of Shares at a forward price of $15.00 per share (the "$15.00 Forwards"), for an aggregate forward price of approximately $596.5 million, plus a financing charge; and (iii) 17,317,558 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts with respect to such number of Shares at a forward price of $9.00 per share (the "$9.00 Forwards"), for an aggregate forward price of approximately $155.9 million, plus a financing charge. In each case, the forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the $17.00 Forwards an aggregate amount of approximately $27.0 million upon entering into such forward contracts and the counterparty to the $9.00 Forwards an aggregate amount of approximately $26.0 million upon entering into such forward contracts.  The counterparty to the $15.00 Forwards paid the Reporting Persons an aggregate amount of approximately $164.6 million upon entering into such forward contracts.

The source of funding for the Shares held by the Reporting Persons (including Shares underlying forward contracts) was the general working capital of the respective purchasers.  The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 5.  Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D are hereby amended by replacing them in their entirety with the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 100,000,000 Shares (including Shares underlying forward contracts), representing approximately 8.80% of the Issuer's outstanding Shares (based upon the 1,136,126,358 Shares stated to be outstanding as of September 17, 2015 by the Issuer in the Issuer's Prospectus Supplement to Prospectus dated August 10, 2015 filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) on September 18, 2015).

(b) High River has sole voting power and sole dispositive power with regard to 20,000,001 Shares (including Shares underlying forward contracts). Each of Hopper, Barberry and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 32,513,628 Shares (including Shares underlying forward contracts). Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 47,486,371 Shares (including Shares underlying forward contracts). Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the "Act") the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

Item 5(c) of the Schedule 13D is herby amended by the addition of the following:

(c) The following table sets forth all transactions with respect to Shares effected since August 27, 2015, the date of the initial Schedule 13D filed by the Reporting Persons in respect of the Shares. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
High River Limited Partnership	09/18/2015	2,400,000.00 (1)	10.88 (2)

Icahn Partners LP	09/18/2015	5,698,854.00 (1)	10.88 (2)

Icahn Partners Master Fund LP	09/18/2015	3,901,146.00 (1)	10.88 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on March 24, 2017.

(2)
Represents a forward price of $9.00 per Share, plus the amount per Share the Reporting Person paid the counterparty to the forward contract upon entering into such forward contract.  The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person will pay a financing charge to the counterparty to such forward contract.

Item 6.  Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by replacing it in its entirety with the following:

Forward Contracts
On the dates listed in Item 5(c), certain of the Reporting Persons entered into forward contracts providing for the purchase by such Reporting Persons of an aggregate of: (i) 35,319,115 Shares at a forward price of $17.00 per share, for an aggregate forward price of approximately $600.4 million, plus a financing charge; (ii) 39,766,690 Shares at a forward price of $15.00 per share, for an aggregate forward price of approximately $596.5 million, plus a financing charge; and (iii) 17,317,558 Shares at a forward price of $9.00 per share, for an aggregate forward price of approximately $155.9 million, plus a financing charge.  In each case, the forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the $17.00 Forwards an aggregate amount of approximately $27.0 million upon entering into such forward contracts and the counterparty to the $9.00 Forwards an aggregate amount of approximately $26.0 million upon entering into such forward contracts.  The counterparty to the $15.00 Forwards paid the Reporting Persons an aggregate amount of approximately $164.6 million upon entering into such forward contracts.

The forward contracts provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The forward contracts do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate.

Put Options
The Reporting Persons sold, in the over the counter market, European-style put options referencing an aggregate of 12,000,000 Shares, which expired on September 18, 2015.  The agreements provided for cash settlement.

These agreements did not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which these agreements related.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2015

ICAHN PARTNERS MASTER FUND LP
ICAHN OFFSHORE LP
ICAHN PARTNERS LP
ICAHN ONSHORE LP
BECKTON CORP.
HOPPER INVESTMENTS LLC
BARBERRY CORP.
HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp.

By:            /s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name: SungHwan Cho
Title: Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 1 to Schedule 13D – Freeport-McMoRan Inc.]